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                                                      Filed by Havas Advertising
              Pursuant to Rule 425 under the Securities and Exchange Act of 1933

                                         Subject Company:  Snyder Communications
                                                  Commission File No.: 333-43362

On August 9, 2000, Havas Advertising issued the following press release related to the proposed acquisition of Snyder Communications, Inc. by Havas Advertising. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM F-4 OF HAVAS ADVERTISING ON FILE WITH THE SEC (COMMISSION FILE NO. 333-43362). INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.

                               HAVAS ADVERTISING
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                HAVAS ADVERTISING FILES REGISTRATION STATEMENT
                   FOR ACQUISITION OF SNYDER COMMUNICATIONS

-- American Depositary Shares to Be Traded on Nasdaq under the Symbol HADV  --

Levallois, France, August, 9, 2000 --- The Havas Advertising Group (Paris Stock
Exchange: EU.PA), one of the world's largest communications groups, announced today that it has filed a Form F-4 registration statement with the U.S. Securities and Exchange Commission (SEC) in conjunction with the proposed acquisition of Snyder Communications (NYSE: SNC). In a parallel filing, a Note d'Operation has been filed with the French Commission des Operations de Bourse
(COB).

On February 20, 2000, Havas Advertising and Snyder Communications entered into an all-stock merger agreement whereby, as a result of the merger, holders of Snyder Communications SNC common stock will receive Havas Advertising American Depositary Shares (ADSs). Immediately following the closing of the acquisition, Havas Advertising ADSs will be traded on Nasdaq under the symbol "HADV".

"The public filing of the registration statement marks an important milestone as we move into the final stretch in completing the Snyder acquisition. We have made excellent progress and remain on track for a late September closing," commented Alain de Pouzilhac, Chairman and Chief Executive Officer of Havas Advertising.

A registration statement relating to these securities has been filed with the US Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
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The Note d'Operation is expected to be made available to the public promptly following receipt of the Visa of the COB.
In a separate release, Havas Advertising today also announced its billings for the first half of fiscal year 2000.



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About Havas Advertising
Havas Advertising (Paris Stock Exchange: EU.PA) is one of the world's largest communications groups. Upon completion of its acquisition of Snyder Communications, Havas Advertising expects to become the world's fourth largest communications group*. Based in Paris, Havas Advertising has four operating divisions - Euro RSCG, headquartered in New York, NY, Media Planning Group in Madrid, Spain, Diversified Agencies Group in Paris, France and Campus, which is expected to be headquartered in Boston, Massachusetts once the acquisition of Snyder Communications is closed. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in over 65 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, multimedia interactive communications and public relations. Following completion of the Snyder Communications acquisition, Havas Advertising expects to have a worldwide presence of over 250 agencies and a staff of approximately 20,000. Completion of the Snyder Communications acquisition is subject to various conditions, including approval of the transaction by the Snyder Communications stockholders and authorization of the necessary capital increase by the Havas Advertising shareholders.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com.

* Advertising Age Annual Agency Report ranking, April 24, 2000 and pro forma for Snyder Communications acquisition.

Contacts : Julie-Emilie Ades :  (33 1)  41 34 30 16
           Alain Camon :        (33 1)  41 34 30 51
           Robert McCann :      (33 1)  41 34 36 32
           CorpCom@havas-advertising.fr
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Forward-looking Information
This news release contains certain "forward-looking statements." These forward-looking statements are subject to risks and uncertainties that could cause actual results for differ materially from the information presented herein. Forward-looking statements can be
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identified by the use of forward-looking words, such as "may," "will,"
"project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," or comparable words or expressions. Certain factors that could cause actual results to differ materially from expected results include but are not limited to:

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general economic conditions, the ability to retain existing and attract new clients, client losses, changes in advertising and marketing budgets of clients, the ability to retain key personnel while continuing to control labor costs, the impact of industry competition, the ability to implement the company's growth strategy and to complete and integrate acquisitions, and changes in the securities markets.

Additional Information
Havas Advertising and Snyder Communications has filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, (33-1) 41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concerning the participants in the proxy solicitation is set forth in the Registration Statement on Form F-4 of Havas Advertising on file with the SEC (Commission File No. 333-43362). Information concerning the participants in the proxy solicitation are set forth in the proxy statement/prospectus filed with the SEC. Investors will be able to obtain these documents free of charge at the SEC's website, www.sec.gov.
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